BMO Funds, Inc.
111 East Kilbourn Avenue
Milwaukee, WI  53202

December 23, 2013

VIA EDGAR

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20543

Re:

BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Monday, November 25, 2013 regarding Post-Effective Amendment Number 91 to the Registrant’s Form N-1A Registration Statement filed on October 11, 2013 (the “Post-Effective Amendment”) for the purpose of registering nine new series of the Registrant:  BMO Target Retirement 2015 Fund, BMO Target Retirement 2025 Fund, BMO Target Retirement 2035 Fund, BMO Target Retirement 2045 Fund, BMO Target Retirement 2055 Fund (collectively, the “Target Date Funds”), BMO Small-Cap Core Fund, BMO Pyrford Global Equity Fund, BMO Multi-Asset Income Fund, and BMO Global Natural Resources Fund (each, a “Fund,” and collectively, the “Funds”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

Ms. O’Neal-Johnson

December 23, 2013

General

1.

Comment:  Please note that comments made with respect to one Fund apply to the other Funds, as applicable.

Response:  The Registrant has considered the comments with respect to each applicable Fund.

Comments Applicable to each Fund’s Prospectus

2.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund,” please remove the parentheticals following “Maximum Sales Charge (Load) Imposed on Purchases” and “Redemption Fee” for each Fund that does not have a Sales Charge or a Redemption Fee.

Response:  The Registrant has made the requested change.

3.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund,” please advise whether only the Registrant’s Board of Directors may terminate the expense limitation agreement prior to December 31, 2014.

Response:  The Registrant supplementally advises that only the Registrant’s Board of Directors may terminate the expense limitation agreement prior to expiration.

4.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please advise whether the expense limitation agreement provides for the recoupment by the Adviser of waived fees or reimbursed expenses. If so, add appropriate disclosure to this sub-section.

Response: The Registrant supplementally advises that the expense limitation agreement does not provide for the recoupment by the Adviser of waived fees or reimbursed expenses. Accordingly, the Registrant has not added disclosure to this subsection, but notes that it discloses this information in the Prospectuses under “BMO Funds Information – Advisory Fees.”

5.

Comment:  Under “Fund Summary – Management of the Fund,” please revise the disclosure to include only the name, title, and length of service of each portfolio manager.

Response:  The Registrant respectfully declines to revise this disclosure because the Registrant believes that the current disclosure only describes each portfolio manager’s name, title, and length of service.

Ms. O’Neal-Johnson

December 23, 2013

Comments Applicable to Target Date Funds Prospectus

6.

Comment:  In the upper right hand corner under “Fund Summary” for each Target Date Fund, please prominently portray the Fund’s name.

Response:  The Registrant has made the requested change.

7.

Comment:  In the opening sentence of the second paragraph under “Fund Summary – Principal Investment Strategies,” please replace “(target date)” with the Fund’s target date.

Response:  The Registrant has made the requested change.

8.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please revise the disclosure to link the narrative description of each Fund’s investments to the types of funds noted in each Fund’s glide path chart.

Response: The Registrant has made the requested change.

9.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks,” please explain to what extent a Fund’s asset allocation may vary from the allocations depicted in the glide path.

Response:  The Registrant respectfully responds by stating that a Fund’s asset allocations are not expected to vary from the target allocations depicted in the glide path by more than plus or minus ten percentage points.  The Registrant’s further notes that, under “Fund Summary – Principal Investment Strategies,” the second sentence in the sixth paragraph provides this disclosure.

10.

Comment:  Under “Fund Summary – Principal Investment Strategies,” consider including the current asset allocation for each Fund.

Response:  The Registrant respectfully responds by explaining that, because the Funds have yet to commence operations, no specific asset allocation information is available at this time for the Funds.  Additionally, the Registrant notes that, while the Registrant discloses the approximate asset allocation in the prospectus for each Fund, the Registrant also discloses each Fund’s portfolio holdings on its website on a regular ongoing basis.  The Registrant believes that this provides shareholders with more current and accurate information regarding a Fund’s holdings than the asset allocation as of a certain date in the annual prospectus, which is not similarly updated.  For these reasons, the Registrant has not added disclosure to the prospectus regarding a Fund’s allocation as of a particular date.

Ms. O’Neal-Johnson

December 23, 2013

11.

Comment:  Under “Fund Summary – Principal Risks,” at the end of the first paragraph, please add the required risk disclosure as provided in the ICI guidance on target retirement date funds.

Response:  The Registrant has revised the disclosure to include a sentence that states “There are risks associated with investments in target date funds, and there is no guarantee that the Fund will provide adequate income at and through a shareholder’s retirement.”

Comments Applicable to Small-Cap Core Fund, Pyrford Global Equity Fund, Multi-Asset Income Fund, and Global Natural Resources Fund Statutory Prospectus

12.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks,” if the Registrant has a policy to provide notice to shareholders prior to changing a Fund’s investment objective, please describe such policy.

Response:  The Registrant does not have a policy regarding providing notice to shareholders about changes in a Fund’s investment objective.  However, management of the Registrant anticipates that it will make a judgment based on the individual facts of any changes in this regard and, in doing so, will determine whether advance notice is required and what form the notice would take.

13.

Comment:  Under “Additional Information Regarding Principal Investment Strategies and Risks,” please add disclosure indicating whether the Funds have adopted a fundamental or non-fundamental policy pursuant to Rule 35d-1.  If the policy is non-fundamental, please include disclosure stating that a Fund will provide shareholders with 60 days’ notice prior to any change in such policy.

Response:  The Registrant has made the requested change.

14.

Comment:  Under “Historical Performance of Similar Accounts,” please add disclosure stating that the performance includes all accounts substantially similar to the Fund and confirm that the performance figures provided are net of all expenses.

Response:  The Registrant has made the requested change.  Additionally, the Registrant supplementally confirms that the performance figures are net of actual expenses.  However, as noted in the disclosure, the figures are gross of custodian fees.

Comments Applicable to Small-Cap Core Fund Summary Prospectus

15.

Comment:  Under “Fund Summary – Principal Investment Strategies,” in the second sentence of the opening paragraph that reads “These small-cap companies, at the time of purchase, generally have market capitalizations in the range of companies in the Russell 2000® Index” please remove the word “generally.”

Ms. O’Neal-Johnson

December 23, 2013

Response:   The Registrant respectfully declines to revise the disclosure because it believes that the use of the word “generally” is appropriate under the Fund’s investment objective, which defines small-cap companies in which the Fund will invest as companies similar in size to those within the Russell 2000 Index.  Therefore, while the Fund mainly will invest in companies who generally have market capitalizations within the range of the Russell 2000 Index, under its investment objective, the Fund may also invest in companies that fall outside of that range but that are similar in size to those companies listed.  Such companies still would be classified as small-cap companies and, therefore, the Fund’s investment in those companies would be consistent with the Fund’s investment objective and Rule 35d-1.

16.

Comment:  Under “Fund Summary – Principal Risks,” please change “Company Size Risks” to “Small-Cap Company Risks.”

Response:  The Registrant has made the requested change.

Comments Applicable to Multi-Asset Income Fund Summary Prospectus

17.

Comment:  Because the Fund uses “Income” in its name, please confirm that the Fund’s name is consistent with the Fund’s investment objective and strategies.

Response:  The Registrant supplementally confirms that the Fund’s use of “income” in its name is appropriate.  According to the SEC’s guidance in Frequently Asked Questions about Rule 35d-1, a fund may use “income” in its name where that term suggests an investment objective or strategy rather than a type of investment.  Consistent with the SEC’s guidance, the Fund’s use of “income” in its name is tied to the Fund’s investment objective, which is to maximize total return consistent with current income, and does not suggest that the Fund pursues a specific type of investment.

18.

Comment:  Under “Fund Summary – Fees and Expenses of the Fund,” please add a line item for Acquired Fund Fees and Expenses (AFFE).  Alternatively, please confirm that the Fund will not have AFFE.

Response:  The Registrant has revised its disclosure to add a line item for AFFE.

19.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please add disclosure regarding the maturity strategy, if any, regarding the fixed income securities in which the Fund will invest.

Response:  The Registrant has made the requested change, adding disclosure to state that the Fund may invest in fixed income securities of any maturity.

Ms. O’Neal-Johnson

December 23, 2013

Comments Applicable to Global Natural Resources Fund Summary Prospectus

20.

Comment:  Under “Fund Summary – Principal Investment Strategies,” please confirm that the Fund’s principal investment strategy of allocating assets in specific industries or sectors in proportion to the investments of the Fund’s benchmark is consistent with the SEC’s no-action position in First Australia Fund, Inc. no-action letter (pub. avail. July 29, 1999) (“First Australia Letter”).

Response:  The Registrant has revised the disclosure to match the approach contemplated by the SEC’s position in the First Australia Letter.  Specifically, the Registrant’s concentration policy reads as follows:

“Generally, the Fund will not concentrate (i.e., invest more than 25% of its total assets) in the securities of companies primarily engaged in any particular industry or group of industries (an “industry”), except that the Fund may invest between 25% and 35% of its total assets in securities of any industry if, at the time of investment, that industry represents 20% or more of the Fund’s current benchmark, the MSCI All Country World Commodity Producer Sector Capped Index.”

Comments Applicable to each Fund’s Statement of Additional Information

21.

Comment:  In the discussion of “Securities, Transactions, Investment Techniques, and Risks – Swap Agreements and Options on Swap Agreements,” please confirm that if a Fund engages in or sells credit default swaps, the Fund will cover the full notional value of the swaps sold.  Similarly, with respect to total return swaps, please confirm that the Funds will comply with the asset coverage guidance in Investment Company Act Release No. 10666.

Response:  The Registrant supplementally confirms that the Funds do not currently intend to engage in or sell credit default swaps or total return swaps.  However, if the Funds would engage in or sell credit default swaps, the Funds would cover the full notional value of the swaps sold.  Additionally, if the Funds would engage in total return swaps, the Funds would comply with the asset coverage requirements under Investment Company Act Release No. 10666.

22.

Comment:  Under “Interested Directors” and “Independent Directors,” please confirm that the disclosure of “Other Directorships Held by Director” covers the last five years.

Response:  The Registrant supplementally confirms that the disclosure covers the last five years.

Ms. O’Neal-Johnson

December 23, 2013

Comments Applicable to Small-Cap Core Fund, Pyrford Global Equity Fund, Multi-Asset Income Fund, and Global Natural Resources Fund Statement of Additional Information

23.

Comment:  Under “Investment Policies and Limitations – Fundamental Limitations – Concentration of Investments,” with respect to the BMO Global Natural Resources Fund, please confirm that the Fund’s allocation of assets in specific industries in proportion to the investments of the Fund’s benchmark is consistent with the First Australia Letter.

Response: The Registrant has revised the disclosure to match the approach contemplated by the SEC’s position in the First Australia Letter.  Specifically, the Registrant’s concentration policy reads as follows:

“The Global Natural Resources Fund will not purchase any security that would cause the Fund to invest more than 25% of its total assets in securities of issuers primarily engaged in any particular industry or group of industries, except that the Fund may invest between 25% and 35% of its total assets in securities of any industry or group of industries if, at the time of investment, that industry or group of industries represents 20% or more of the Fund’s current benchmark.”

*   *   *

If you have any questions regarding these responses, please contact the undersigned at 414-765-8241.

Very truly yours, /s/ Michele L. Racadio Michele L. Racadio Secretary cc:

Working Group